Exhibit (a)(8)

Merrill Lynch Bank & Trust Co., FSB

1300 Merrill Lynch Drive

Pennington, NJ 08534

IMMEDIATE ATTENTION REQUIRED

August 18, 2008

Re: Longs Drug Stores California, Inc. 401(k) Plan

Dear Plan Participant:

Our records reflect that, as a participant in the Longs Drug Stores California, Inc. 401(k) Plan (the “Plan”), all or a portion of your individual account is invested in Longs Drug Stores Corporation (“Longs”) common stock. As such, Longs has provided us the following important information and requested that we forward it to you.

Blue MergerSub Corp., a wholly-owned subsidiary of CVS Caremark Corporation (“CVS”), has initiated an offer to purchase (the “Offer”) all of the outstanding shares of common stock of Longs (the “Shares”) for $71.50 net per Share in cash, without interest.

Enclosed are tender offer materials that require your immediate attention. As described below, you have the right to instruct Merrill Lynch Bank & Trust Co., FSB (“Merrill”), as trustee of the Plan, concerning whether to tender Shares attributable to your account under the Plan as of 3:00 p.m., Eastern Standard Time, on August 15, 2008. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase dated August 18, 2008 (the “Offer to Purchase”), which is enclosed with this letter.

If you wish to participate in the Offer with respect to your Shares held under the Plan as of 3:00 p.m., Eastern Standard Time, on August 15, 2008, you will need to provide telephonic direction to Merrill BY NO LATER THAN 3:00 p.m., Eastern Standard Time, on September 12, 2008, unless the Offer is extended, in which case, the deadline for your provision of direction will be 3:00 p.m., Eastern Standard Time, on the business day prior to the expiration of the Offer, as extended.

This letter summarizes the transaction, your rights under the Plan and the procedures for directing Merrill with regards to the Offer. You should also review the more detailed information provided in the Offer to Purchase.

BACKGROUND

Blue MergerSub Corp., a wholly-owned subsidiary of CVS, has made a tender offer to purchase all outstanding Shares of Longs for $71.50 net per Share, without interest. The enclosed Offer to Purchase sets forth the purpose, terms and conditions of the Offer and is being provided to all of Longs’ stockholders. The Solicitation/Recommendation Statement from Longs on Schedule 14D-9 regarding the Offer is also enclosed.

The Offer also applies to the Shares held by the Plan. As of August 14, 2008, the Plan held approximately 4,344,982 Shares. Only Merrill, as trustee of the Plan and upon proper direction, can tender these Shares in the Offer. As a participant under the Plan, you have the right to direct Merrill whether or not to tender some or all of the Shares attributable to your individual account in the Plan as of 3:00 p.m., Eastern Standard Time, on August 15, 2008. Merrill will tender Shares attributable to participant accounts as of August 15, 2008 in accordance with participant instructions, and Merrill will not tender Shares attributable to participant accounts for which it does not receive timely or complete directions or that are added to your Plan account after 3:00 p.m., Eastern Standard Time, on August 15, 2008. If you do not provide direction to Merrill via telephone on a timely basis, you will be deemed to have elected not to participate in the Offer and no Shares attributable to your Plan account will be tendered in the Offer.

As described in the Offer to Purchase, upon the completion of the Offer, CVS intends to cause a merger to occur between CVS and Longs. Under the merger, stockholders of Longs who have not previously tendered their Shares (and any Shares that are added to your Plan account after 3:00 p.m., Eastern Standard Time, on August 15, 2008) will receive $71.50 per Share for such remaining Shares. If the merger is consummated, each Share held by the Plan at that time will be converted into the right to receive $71.50 in cash, without interest. Thus, if your Shares have not been tendered, additional Shares have been added to your Plan account since August 15, 2008 or you have not disposed of the Shares in your account under normal Plan rules by the consummation date of the merger, your account will be credited with $71.50 per Share.

Merrill makes no recommendation as to whether to direct the tender of Shares or whether to refrain from directing the tender of Shares. EACH PARTICIPANT MUST MAKE HIS OR HER OWN DECISION ON THIS MATTER.

CONFIDENTIALITY

To assure the confidentiality of your decision, Merrill and its affiliates or agents will tabulate the directions provided via telephone. Neither Merrill nor its affiliates or agents will make the results of your individual direction available to CVS or Longs.

PROCEDURE FOR DIRECTING TRUSTEE

If you wish to direct Merrill with respect to the Offer, you must call 1-800-228-4015 and speak with a Participant Services Representative. Representatives will be available on business days from 8:00 a.m. to 7:00 p.m., Eastern Standard Time, and will be available from 8:00 a.m. to 3:00 p.m., Eastern Standard Time, on September 12, 2008, subject to any extensions of the Offer as described above. If you do not properly instruct Merrill by the deadline specified, subject to any extensions of the Offer, Shares attributable to your Plan account will be considered uninstructed and will not be tendered in the Offer.

Your direction will be deemed irrevocable unless withdrawn by 3:00 p.m., Eastern Standard Time, on or before September 12, 2008, unless the Offer is extended, in which case the deadline for receipt of your direction of withdrawal will be 3:00 p.m., Eastern Standard Time, on the business day prior to the expiration of the Offer, as extended. In order to make an effective withdrawal or to change your election, you must call 1-800-228-4015. Please note that the last timely, properly completed direction Merrill receives from a participant will control and be followed by Merrill.

As described in the Offer to Purchase, CVS has the right to extend the Offer. In the event of an extension, you may call Merrill at 1-800-228-4015 to obtain information on any extended Plan participant direction deadline.

After 3:00 p.m., Eastern Standard Time, on September 12, 2008, the deadline for providing direction to Merrill (unless extended), Merrill and its affiliates or agents will complete the tabulation of all directions and Merrill, as trustee, will tender the appropriate number of Shares on behalf of the Plan. Unless the Offer is terminated or amended in accordance with its terms, all Shares properly tendered will be exchanged for $71.50 cash, without interest, following the completion of the Offer.

INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE OFFER PROCEEDS DIRECTLY. ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN (INCLUDING ANY VESTING REQUIREMENTS).

EFFECT OF TENDER OFFER ON YOUR SHARE ACCOUNT

If, prior to or as of 3:00 p.m., Eastern Standard Time, on September 12, 2008, you direct Merrill to tender some or all of the Shares attributable to your Plan account, all exchanges out, loans, withdrawals and distributions involving the Longs common stock attributable to your account, as of 3:00 p.m., Eastern Standard Time, on August 15, 2008, will be prohibited until all processing related to the Offer has been completed, unless the Offer is terminated or extended. Balances in the Longs common stock fund will be utilized to calculate amounts eligible for loans and withdrawals throughout this freeze. In the event that the Offer is extended and, during the extended period, you choose to withdraw the tender of your Shares in accordance with the instructions provided in this letter, the freeze on these transactions involving the Longs common stock fund will be lifted with respect to those Shares. You can call Merrill at 1-800-228-4015 to obtain updated information on expiration dates, deadlines and freezes.

If you directed Merrill NOT to tender any of the Shares attributable to your Plan account or you did not provide directions to Merrill in a timely and complete manner, you will continue to have access to exchanges out, loans, withdrawals and distributions from the Longs common stock fund, subject to Plan rules.

Shares that are added to your account under the Plan after 3:00 p.m., Eastern Standard Time, on August 15, 2008 due to future contributions, exchanges into the fund and loan repayments will not be eligible to be tendered in the Offer and exchanges out, loans, withdrawals and distributions involving these Shares under the Plan will not be prohibited.

If you do not elect to have your Shares tendered, the Shares will continue to be held in the Plan. However, if the Offer is completed successfully, Blue MergerSub Corp. will be merged with and into Longs, and Longs will continue as the surviving corporation. Upon completion of the merger, $71.50 per Share will be paid for all Shares that have not previously been tendered and the Longs common stock fund will be eliminated as an investment option under the Plan.

STATUS OF CASH PROCEEDS

As directed by the Plan fiduciary, Merrill will invest all cash proceeds received as a result of the Offer in the Merrill Lynch Retirement Preservation Trust (“MLRPT”). This applies to all proceeds received after the direction to tender. This also applies to all proceeds received after completion of the merger for all Shares that were not tendered before the stated deadline. The MLRPT fund is a stable value fund with an annualized rate of return of 4.0-5.0%. The investment of the cash proceeds and processing of participant accounts will occur as soon as administratively possible after receipt of the proceeds. You may call Merrill at 1-800-228-4015 after the reinvestment is complete to learn the effect of the tender on your account. As soon as the proceeds are credited to the MLRPT you may redirect the funds to any of the funds in the Plan portfolio. If you do not redirect the funds they will remain in the MLRPT fund and remain available to redirect at any time pursuant to the Plan parameters that apply to all Plan investments.

SHARES OUTSIDE THE PLAN

If you hold Shares directly, you will receive, under separate cover, tender offer materials which can be used to tender such Shares. Those tender offer materials may not be used to direct Merrill to tender or not tender the Shares attributable to your individual account under the Plan. The direction to tender or not tender Shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender Shares attributable to your individual account under the Plan, please contact Merrill at 1-800-228-4015. If you require additional information concerning the terms and conditions of the Offer, please call Morrow & Co., Inc., the information agent for the Offer, at 1-877-366-1576 (toll-free).

Sincerely,

Merrill Lynch Bank & Trust Co., FSB

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